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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Sears Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

812350-10-6

(CUSIP Number)

John G. Finley
Mario A. Ponce
Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812350-10-6			PAGE 2 OF 21

1.	Name of Reporting Person: ESL Investments, Inc., a Delaware corporation		I.R.S. Identification Nos. of above persons (entities only): 75-2435723

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 64,551,439

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 64,551,439

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 64,551,439

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.4%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 812350-10-6			PAGE 3 OF 21

1.	Name of Reporting Person: Edward S. Lampert		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 64,567,438

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 64,567,438

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 64,567,438

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 812350-10-6			PAGE 4 OF 21

1.	Name of Reporting Person: CRK Partners, LLC, a Delaware limited liability company		I.R.S. Identification Nos. of above persons (entities only): 75-2435723

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 747

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 747

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 747

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 812350-10-6			PAGE 5 OF 21

1.	Name of Reporting Person: CRK Partners II, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 01-0726617

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 812350-10-6			PAGE 6 OF 21

1.	Name of Reporting Person: RBS Partners, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 75-2241690

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 64,212,453

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 64,212,453

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 64,212,453

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 812350-10-6			PAGE 7 OF 21

1.	Name of Reporting Person: ESL Partners, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 22-2875193

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 47,455,625

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 47,455,625

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 47,455,625

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.0%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 812350-10-6			PAGE 8 OF 21

1.	Name of Reporting Person: RBS Investment Management, L.L.C., a Delaware limited liability company		I.R.S. Identification Nos. of above persons (entities only): 06-1512334

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 338,239

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 338,239

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 338,239

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.2%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 812350-10-6			PAGE 9 OF 21

1.	Name of Reporting Person: ESL Institutional Partners, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 06-1456821

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 338,239

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 338,239

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 338,239

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 812350-10-6			PAGE 10 OF 21

1.	Name of Reporting Person: ESL Investors, L.L.C., a Delaware limited liability company		I.R.S. Identification Nos. of above persons (entities only): 13-4095958

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 16,756,828

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 16,756,828

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,756,828

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.2%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 812350-10-6			PAGE 11 OF 21

1.	Name of Reporting Person: ESL Investment Management, L.L.C., a Delaware limited liability company		I.R.S. Identification Nos. of above persons (entities only): 06-1456822

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,999

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 15,999

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,999

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): OO

     This Amendment No. 10 hereby amends the Schedule 13D originally filed jointly on May 15, 2003, and amended by Amendment No. 1 to Schedule 13D filed on July 2, 2003, Amendment No. 2 to Schedule 13D filed on August 26, 2003, Amendment No. 3 to Schedule 13D filed on October 27, 2003, Amendment No. 4 to Schedule 13D filed on November 4, 2003, Amendment No. 5 to Schedule 13D filed on January 2, 2004, Amendment No. 6 to Schedule 13D filed on January 5, 2004, Amendment No. 7 to Schedule 13D filed on July 6, 2004, Amendment No. 8 to Schedule 13D filed on November 19, 2004 and Amendment No. 9 to Schedule 13D filed on February 1, 2005 by ESL Investments, Inc., Edward S. Lampert, CRK Partners, LLC, CRK Partners II, L.P., RBS Partners, L.P., ESL Partners, L.P., ESL Investors L.L.C., RBS Investment Management L.L.C. and ESL Institutional Partners, L.P.

Item 1. Security and Issuer

Item 1 is hereby amended and restated in its entirety to read as follows:

              This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Holdings Common Stock”), of Sears Holdings Corporation (“Holdings”), successor to Kmart Holding Corporation (“Kmart”) as a result of the merger transaction described in Item 3 below. The principal executive offices of Holdings are located at 3333 Beverly Road, Hoffman Estates, Illinois, 60179.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

(a)	This Schedule 13D is being filed by a group consisting of ESL Investments, Inc., a Delaware corporation (“ESL”), Edward S. Lampert, RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), ESL Institutional Partners L.P., a Delaware limited partnership (“Institutional”), CRK Partners, LLC, a Delaware limited liability company (“CRK LLC”), CRK Partners II, L.P., a Delaware limited partnership (“CRK II”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Partners, L.P., a Delaware limited partnership (“Partners”), ESL Investment Management, L.L.C., a Delaware limited liability company (“Investment Management”), ESL Investors L.L.C., a Delaware limited liability company (“Investors,” and collectively with ESL, Mr. Lampert, RBSIM, Institutional, CRK LLC, CRK II, RBS, Partners and Investment Management, the “Reporting Persons”). Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of ESL (the “ESL Directors and Officers”). Other than the ESL Directors and Officers, there are no persons or corporations controlling or ultimately in control of ESL.

(b)	The principal place of business of each of the Reporting Persons is 200 Greenwich Avenue, Greenwich, CT 06830.

(c)	The principal business of each of the Reporting Persons is purchasing, holding and selling securities for investment purposes. CRK LLC is the general partner of CRK II. RBS is the managing member of Investors and the general partner of Partners. ESL is the general partner of RBS, the sole member of CRK LLC and the managing member of RBSIM. RBSIM is the general partner of Institutional. Mr. Lampert is the sole shareholder, chief executive officer and a director of ESL and the managing member of Investment Management. Mr. Lampert is also Chairman of the Board and a director of Holdings. Each of Investment Management, ESL and Mr. Lampert also serves as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.

(d)-(e)	None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future state securities laws or finding any violation with respect to such laws. To the knowledge of the Reporting Persons, during the last five years, none of the ESL

Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

              On March 24, 2005, Kmart and Sears, Roebuck and Co. (“Sears”) consummated the merger (the “Kmart Merger”) of Kmart Acquisition Corp. (“Kmart Merger Sub”) with and into Kmart and the merger (the “Sears Merger” and, together with the Kmart Merger, the “Mergers”) of Sears Acquisition Corp. (“Sears Merger Sub”) with and into Sears, all as contemplated by the Agreement and Plan of Merger, dated as of November 16, 2004 (the “Merger Agreement”), by and among Kmart, Sears, Holdings, Kmart Merger Sub and Sears Merger Sub.

               This Schedule 13D is being filed to reflect the beneficial ownership of Holdings Common Stock acquired by certain of the Reporting Persons upon the conversion, pursuant to the Sears Merger, of the common shares of Sears (the “Sears Common Stock”) beneficially owned by such Reporting Persons prior to the Sears Merger. The shares of Sears Common Stock that were beneficially owned by certain of the Reporting Persons prior to the Mergers were previously reported by such Reporting Persons on a separate Schedule 13D. This Schedule 13D also reflects the beneficial ownership of Holdings Common Stock resulting from the conversion of common stock of Kmart (the “Kmart Common Stock”) beneficially owned by certain of the Reporting Persons prior to the Kmart Merger. Holdings is the successor to Kmart.

               Pursuant to the Kmart Merger, each share of Kmart Common Stock was converted into one share of Holdings Common Stock. Pursuant to the Sears Merger, 45% of the outstanding shares of Sears Common Stock were converted into $50.00 in cash per share of Sears Common Stock, and 55% of the shares of Sears Common Stock were converted into 0.50 shares of Holdings Common Stock per share of Sears Common Stock. The Reporting Persons that beneficially owned Sears Common Stock elected to receive stock consideration for all of their shares of Sears Common Stock in the Sears Merger, but such election was prorated pursuant to procedures set forth in the Merger Agreement such that, approximately 62.95% of such Reporting Persons’ shares of Sears Common Stock were converted into the right to receive the share consideration and approximately 37.05% of such Reporting Persons’ shares of Sears Common Stock were converted into the right to receive the cash consideration. In particular, pursuant to the Sears Merger, Partners, Investors, Institutional and Investment Management received 7,179,516, 2,541,066, 52,048, and 15,999 shares of Holdings Common Stock, respectively.

               In addition, as disclosed in Item 6 below, the Kmart Options (as defined in Item 6 below) were exchanged for Holdings Options (as defined in Item 6 below) in connection with the Kmart Merger and pursuant to the Investment Agreement (as defined in Item 6 below) and Option Agreement (as defined in Item 6 below).

               On March 24, 2005, after the consummation of the Mergers, CRK II made pro rata liquidating distributions to Investors, Partners and CRK LLC, in accordance with the terms of the partnership agreement among them. Accordingly, CRK made pro rata liquidating distributions of 8,524,377, 27,225,622 and 623 shares of Holdings Common Stock to Investors, Partners and CRK LLC, respectively, and Holdings Options to acquire 1,143,400, 3,651,900 and 100 shares of Holdings Common Stock to Investors, Partners and CRK LLC, respectively.

               Further, on March 25, 2005, the Reporting Persons exercised all of the Holdings Options held by them. In connection with the exercise, the Reporting Persons that were holders of the Holdings Options received 6,475,385 shares of Holdings Common Stock in the aggregate and paid to Holdings $84,180,005 in the aggregate in satisfaction of the exercise prices of the Holdings Options. In particular, pursuant to the exercise, Institutional received 33,885 shares of Holdings Common Stock, Investors received 1,681,300 shares of Holdings Common Stock, Partners received 4,760,100 shares of Holdings Common Stock and CRK LLC received 100 shares of Holdings Common Stock.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

              As described in Item 3 above, certain of the shares of Holdings Common Stock beneficially owned by the Reporting Persons were acquired upon the conversion of Sears Common Stock pursuant to the Mergers, pursuant to the dissolution of CRK II and pursuant to the exercise of the Holdings Options. The other shares of Holdings Common Stock were formerly shares of Kmart Common Stock beneficially owned by the Reporting Persons which were converted in the Kmart Merger for Holdings Common Stock as a result of Holdings becoming the successor to Kmart.

              Mr. Lampert is the Chairman and a director of Holdings. William C. Crowley, the President and Chief Operating Officer of ESL, is also Executive Vice President, Chief Financial Officer and a director of Holdings. In their capacity as significant stockholders of Holdings, the Reporting Persons intend to take an active role in working with Holdings management on operational, financial and strategic initiatives. Additionally, in their capacity as stockholders, the Reporting Persons intend to review on an ongoing and continuing basis their investment in Holdings. Depending upon the factors discussed below, the Reporting Persons (subject to applicable law) may acquire additional shares of Holdings Common Stock; may sell shares of Holdings Common Stock, in a public offering, pursuant to a registration statement, Rule 144 of the Securities Act of 1933, as amended (the “1933 Act”), in privately negotiated transactions, or in sales otherwise registered or exempt from registration under the 1933 Act; may distribute shares of Holdings Common Stock to various of its partners; or may engage in any combination of the foregoing. Further, subject to applicable law, the Reporting Persons may enter into derivative transactions or alternative structures with respect to the shares of Holdings Common Stock. Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice. Any alternative that the Reporting Persons may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the shares of Holdings Common Stock, the financial condition, results of operations and prospects of Holdings and general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

              While none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the ESL Directors and Officers, has any specific plans or proposals that relate to or would result in any of the transactions involving Holdings described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Persons may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

               (a)-(b) The following table sets forth the aggregate number of shares of Holdings Common Stock and the percentage of outstanding shares of Holdings Common Stock beneficially owned by the Reporting Persons as of March 31, 2005, based on 163,875,385 outstanding shares of Holdings Common Stock (as described in Holdings' press release issued on March 30, 2005 plus the number of shares issued by Holdings pursuant to the exercise of the Holdings Options), indicating the number of shares of Holdings Common Stock for which each Reporting Person has sole or shared power to direct the vote of the disposition of such shares. The Reporting Persons as a group beneficially own an aggregate of 64,567,438 shares of Holdings Common Stock.

	NUMBER OF	PERCENTAGE
	SHARES	OF	SOLE	SHARED	SOLE	SHARED
REPORTING	BENEFICIALLY	OUTSTANDING	VOTING	VOTING	DISPOSITIVE	DISPOSITIVE
PERSON	OWNED	SHARES	POWER	POWER	POWER	POWER
Edward S. Lampert	64,567,438(1)	39.4%	64,567,438	0	64,567,438	0
ESL Investments, Inc.	64,551,439(2)	39.4%	64,551,439	0	64,551,439	0
CRK Partners, L.L.C.	747	0%	747	0	747	0
CRK Partners II, L.P.	0	0%	0	0	0	0

RBS Partners, L.P.	64,212,453	(3)	39.2%	64,212,453	0	64,212,453	0
ESL Partners, L.P.	47,455,625		29.0%	47,455,625	0	47,455,625	0
ESL Investors L.L.C.	16,756,828		10.2%	16,756,828	0	16,756,828	0
RBS Investment Management, L.L.C.	338,239	(4)	0.2%	338,239	0	338,239	0
ESL Institutional Partners L.P.	338,239		0.2%	338,239	0	338,239	0
ESL Investment Management, L.L.C.	15,999		0%	15,999	0	15,999	0

(1)	Includes 64,551,439 shares of Holdings Common Stock that may be deemed beneficially owned by ESL and 15,999 shares of Holdings Common Stock beneficially owned by Investment Management that in turn may be deemed beneficially owned by Mr. Lampert. Mr. Lampert is the sole shareholder, chief executive officer and a director of ESL and the managing member of Investment Management.

(2)	Includes 747 shares of Holdings Common Stock beneficially owned by CRK LLC, 64,212,453 shares of Holdings Common Stock that may be deemed beneficially owned by RBS, and 338,239 shares of Holdings Common Stock that may be deemed beneficially owned by RBSIM that, in each case, may in turn be deemed beneficially owned by ESL. ESL is the managing member of CRK LLC and RBSIM and the general partner of RBS.

(3)	Includes 16,756,828 shares of Holdings Common Stock beneficially owned by Investors and 47,455,625 shares of Holdings Common Stock beneficially owned by Partners that, in each case, may be deemed beneficially owned by RBS. RBS is the managing member of Investors and the general partner of Partners.

(4)	Includes 338,239 shares of Holdings Common Stock beneficially owned by Institutional that may be deemed beneficially owned by RBSIM. RBSIM is the general partner of Institutional.

              (c) The disclosure pursuant to Item 3 of this Schedule 13D is incorporated herein by reference. Further, as previously disclosed in Amendment No. 9 to this Schedule 13D, filed on February 1, 2005, pursuant to the Investment Agreement (as defined in Item 6 below) and Option Agreement (as defined in Item 6 below), Investors received 520,860 shares of Holdings Common Stock upon conversion of a corresponding number of shares of Kmart Common Stock that were released from escrow as of the consummation of the Mergers.

              (d) Not applicable.

              (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety to read as follows:

              Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

INVESTMENT AGREEMENT AND OPTION AGREEMENT

              In connection with the emergence from bankruptcy by Kmart Corporation, the predecessor to Kmart, ESL entered into an Investment Agreement, dated as of January 24, 2003, as amended (the “Investment Agreement”), with Kmart and Third Avenue Trust (on behalf of certain investment series). Pursuant to the Investment Agreement, the Reporting Persons acquired options, exercisable in the sole discretion of the Reporting Persons at any time prior to May 6, 2005 and in one or more tranches, to purchase from Kmart up to 6,475,385 shares of Kmart Common Stock at an exercise price of $13 per share (the “Kmart Options”). In connection with the Mergers, and pursuant to the Investment Agreement and an Agreement, dated January 31, 2005, as amended (the “Option Agreement”), among Kmart, Holdings and certain of the Reporting Persons, the Kmart Options were exchanged for options to acquire the same number of shares of Holdings Common Stock (the “Holdings Options”) at the same exercise price. On March 22, 2005, the Option Agreement was amended by the Amendment, which is attached hereto as Exhibit L, to specify that the Kmart Options would be exchanged for Holdings Options upon the consummation of the Kmart Merger. As noted in Item 3 above, on March 25, 2005, the Reporting Persons exercised all of their Holdings Options and received 6,475,385 shares of Holdings Common Stock in the aggregate.

REGISTRATION RIGHTS AGREEMENT

              In connection with the Mergers and pursuant to an Acknowledgement, dated as of March 24, 2005 (the “Acknowledgement Agreement”), Holdings explicitly acknowledged its assumption of Kmart’s obligations under Kmart’s Registration Rights Agreement with the Reporting Persons and Third Avenue Trust (on behalf of certain investment series), dated as of May 6, 2003 (the “Registration Rights Agreement”). The Reporting Persons, Third Avenue Trust (on behalf of certain investment series) and Kmart had entered into the Registration Rights Agreement in connection with the Investment Agreement and Kmart Corporation’s emergence from bankruptcy. Accordingly, all references to Kmart and Kmart Common Stock in the Registration Rights Agreement are deemed to be references to Holdings and Holdings Common Stock, respectively.

              As assumed by Holdings, the Registration Rights Agreement provides that any of the Reporting Persons, their affiliates or any transferee of Registrable Securities (as defined below), so long as the Registrable Securities held by such holder represents more than 5% of the Holdings Common Stock outstanding, could demand registration under the Securities Act of 1933, as amended, of all or some of its Registrable Securities (a “Demand Registration”), provided that Holdings is not required to effect more than one such Demand Registration in any 12-month period and the Reporting Persons are entitled to no more than four Demand Registrations. As assumed by Holdings, “Registrable Securities” under the Registration Statement means the Holdings Common Stock into which the following Kmart securities were converted pursuant to the Kmart Merger and which were originally issued to the Reporting Persons pursuant to the Investment Agreement and Kmart Corporation’s Plan of Reorganization: (1) the Kmart Common Stock that was issued to the Reporting Persons and (2) the Kmart Common Stock that was issued pursuant to the exercise of Kmart Options, and (3) the Kmart Common Stock into which certain convertible subordinated notes of Kmart were converted on January 31, 2005 (as previously disclosed in Amendment No. 9 to this Schedule 13D, filed on February 1, 2005).

              As assumed by Holdings, the Registration Rights Agreement further provides that in the event Holdings proposes to file a registration statement other than pursuant to Forms S-8 or S-4, for an offering and sale of Holdings Common Stock by Holdings or on behalf of one or more selling stockholders, Holdings must give the Reporting Persons prior notice, and the Reporting Persons may demand that all or a portion of their Registrable Securities be included in the registration statement (a “Piggyback Registration”). As assumed by Holdings, the Registration Rights Agreement provides that if the managing underwriter advised Holdings that in its opinion the inclusion of the Registrable Securities requested to be included by the Reporting Persons and the other selling stockholders, if any, in a Piggyback Registration would adversely affect the offering, Holdings would be permitted to limit the number of Registrable Securities included in the offering.

              The summaries of the Investment Agreement, the Option Agreement (and Amendment), the Registration Rights Agreement and the Acknowledgement Agreement contained in this Item 6 are qualified in their entirety by reference to the Investment Agreement, the Option Agreement (and Amendment), the Registration Rights Agreement, and the Acknowledgement Agreement each of which has been or is filed herewith as an exhibit and each of which is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit J	Joint Filing Agreement

Exhibit K	Acknowledgement, dated as of March 24, 2005, by Sears Holdings Corporation (relating to the assumption of the Registration Rights Agreement).

Exhibit L	Amendment, dated March 22, 2005, to the Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2005

ESL INVESTMENTS, INC.
By:	/s/ Robert Jackowitz
	Name:	Robert Jackowitz
	Title:	Treasurer

EDWARD S. LAMPERT
/s/ Edward S. Lampert
Edward S. Lampert

ESL PARTNERS, L.P.
By:	RBS Partners, L.P., as its general partner
By:	ESL Investments, Inc., as its general partner

By:	/s/ Robert Jackowitz
	Name:	Robert Jackowitz
	Title:	Treasurer

RBS PARTNERS, L.P.
By:	ESL Investments, Inc., as its general partner

By:	/s/ Robert Jackowitz
	Name:	Robert Jackowitz
	Title:	Treasurer

RBS INVESTMENT MANAGEMENT, L.L.C.
By:	ESL Investments, Inc., as its manager

By:	/s/ Robert Jackowitz
	Name:	Robert Jackowitz
	Title:	Treasurer

ESL INVESTORS, L.L.C.
By:	RBS Partners, L.P., as its manager
By:	ESL Investments, Inc., as its general partner

By:	/s/ Robert Jackowitz
	Name:	Robert Jackowitz
	Title:	Treasurer

ESL INSTITUTIONAL PARTNERS, L.P.
By:	RBS Investment Management, L.L.C., as its general partner
By:	ESL Investments, Inc., as its manager

By:	/s/ Robert Jackowitz
	Name:	Robert Jackowitz
	Title:	Treasurer

CRK PARTNERS, L.L.C.
By:	ESL Investments, Inc., its sole member

By:	/s/ Robert Jackowitz
	Name:	Robert Jackowitz
	Title:	Treasurer

CRK PARTNERS II, L.P.
By:	CRK Partners, L.L.C., as its general partner
By:	ESL Investments, Inc., its sole member

By:	/s/ Robert Jackowitz
	Name:	Robert Jackowitz
	Title:	Treasurer

ESL INVESTMENT MANAGEMENT, L.L.C.
By:	/s/ Robert Jackowitz
	Name:	Robert Jackowitz
	Title:	Treasurer

SCHEDULE I

     The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. If no address is given, the director’s or executive officer’s principal business address is 200 Greenwich Avenue, Greenwich, CT 06830. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ESL Investments, Inc.

Name and Business Address	Principal Occupation	Citizenship

Robert Jackowitz	Treasurer	United States

William C. Crowley	President and Chief Operating Officer	United States

Edward S. Lampert	Director, Chairman and Chief Executive Officer	United States

EXHIBIT INDEX

Exhibit J	Joint Filing Agreement

Exhibit K	Acknowledgement, dated as of March 24, 2005, by Sears Holdings Corporation (relating to the assumption of the Registration Rights Agreement).

Exhibit L	Amendment, dated March 22, 2005, to the Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P.